Form 12b-25
Notification of late filing
Form N-SAR
For Period Ended: April 30, 2009
Part I - Registrant Information
Martin Currie Business Trust
Saltire Court 20 Castle Terrace
Edinburgh, Scotland

Part II - Rules 12-b25(b)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of February 2009, the Trusts relationship with PricewaterhouseCoopers, LLP (PwC), which had been the independent public accounting firm for the Trust for a number of years, was terminated. At that time, the Trusts Board of Trustees (the Board) appointed a replacement independent public accounting firm for the fiscal year ending April 30, 2009. In June 2009, the replacement firm informed the Board that it was not able to confirm its independence and could therefore not complete its audit of the Funds. Following a recommendation from the Trusts investment adviser and conditioned upon confirmation of PwCs independence, the Board re-appointed PwC as the independent public accounting firm for the Funds fiscal years ending April 30, 2009 and April 30, 2010 at a meeting held on June 23, 2009. In light of the short time frame, the Funds audit could not be completed in time to meet the June 29, 2009 deadline for filing Form N-SAR without unreasonable effort or expense. Form N-SAR is expected to be filed on or before the fifteenth calendar day following the prescribed due date. Additionally, pursuant to Rule 30e-1(e), the Registrant respectfully requests that the period of time by which the Registrant is obligated to transmit its Annual Report to Shareholders be extended as well for a similar period of time.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification George B. Raine Esq., 617-951-7556.
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? Yes
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected be the earnings statements to be included in the subject report or portion thereof? No

Martin Currie Business Trust has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. June 29, 2009, Jacqui Hughes, Clerk.